Exhibit 3.2

AMENDMENT

TO

CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS

OF

SERIES A CONVERTIBLE PREFERRED STOCK

OF

KBS Fashion Group Limited

(Pursuant to Section 35 of the Business Corporations Act of the Marshall Islands)

KBS Fashion Group Limited, a corporation organized and existing under the laws of the Republic of Marshall Islands (the “Corporation”), does hereby certify:

That pursuant to the authority conferred upon the Board of Directors of the Corporation (the “Board of Directors” or the “Board”), by the Amended and Restated Articles of Incorporation of the Corporation, the Board by unanimous written consent dated September 1, 2021, in accordance with Section 35 of the Business Corporations Act of the Marshall Islands (the “BCA”), duly adopted the following resolutions amending the Designation, Preferences, and Rights of the Corporation’s Series A Convertible Preferred Stock (the “Designation”) as follows:

RESOLVED: That the following sentence shall be added to the end of Section 4(a) of the Designation:

“Notwithstanding the foregoing, no Holder of Series A Preferred Stock shall be entitled to vote on any matter presented to the stockholders of the Corporation for their action or consideration until April 8, 2022.”

All other terms of the Designation not amended hereby shall remain in full force and effect.

IN WITNESS WHEREOF, this Amendment to Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock has been executed by a duly authorized officer of the Corporation on this ____ day of September, 2021.

KBS FASHION GROUP LIMITED

By:
	Name:	Sun Lei
	Title:	Chief Executive Officer